NO ACT

PE
6-23-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007346

July 5, 2011

Amy Bowerman Freed
Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-5-11

Re: News Corporation

Dear Ms. Freed:

This is in regard to your letter dated June 23, 2011 concerning the shareholder proposal submitted by Legal & General Assurance (Pensions Management) Limited for inclusion in News Corporation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that News Corporation therefore withdraws its June 13, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705



Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

June 23, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No Action Request Submitted Under Rule 14a-8(j)

Ladies and Gentleman:

By letter dated June 13, 2011, News Corporation (the "Company") submitted a no action request pursuant to Rule 14a-8(j) concerning a stockholder proposal submitted by Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services (collectively, the "Proponent").

The Company has been informed by a letter from Cornish F. Hitchcock, authorized representative of the Proponent, that the stockholder proposal has been withdrawn. A copy of Mr. Hitchcock's June 23, 2011 letter is included with this submission as Exhibit A. Based on the Proponent's withdrawal of the proposal, the Company hereby withdraws its abovementioned no action request dated June 13, 2011.

By copy of this letter, the Company is notifying the Proponent and Mr. Hitchcock that the Company has received Mr. Hitchcock's letter dated June 23, 2011 and accordingly withdraws its no action request.

If the Staff has questions regarding this matter or requires additional information, please contact the undersigned at (212) 918-8270.

Sincerely,



Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura Cleveland, News Corporation
Legal & General Assurance (Pensions Management) Limited
Jennifer Walmsley, Hermes Equity Ownership Services
Cornish F. Hitchcock, Hitchcock Law Firm PLLC

Exhibit A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

23 June 2011

Lillian Tsu, Esq.
Hogan Lovells
875 Third Avenue
New York, NY 10022

Via e-mail

Dear Ms. Tsu:

As we discussed, this will confirm that I have been authorized to withdraw the shareholder proposal submitted to News Corporation by Legal & General Assurance (Pensions Management) on behalf of Hermes Equity Ownership Services.

We appreciate the dialogue with the Company regarding the issues raised in the proposal, as well as the commitment to an ongoing dialogue, including a direct meeting with Mr. Dinh here in the U.S.

Please let me know if you have any questions in this regard.

Sincerely yours,

/s/
Cornish F. Hitchcock

cc: Legal & General Assurance (Pensions Management)
Hermes Equity Ownership Services

Hogan Lovells

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

June 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: News Corporation – 2011 Annual Meeting Stockholder Proposal Submitted by Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services

Ladies and Gentleman:

This letter is to inform you that our client, News Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 annual meeting of stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal and statement in support thereof (together, the "Proposal") received from Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services (collectively, the "Proponent"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the Proposal in reliance on Rule 14a-8(i)(10).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, pursuant to Rule 14a-8(j), we have enclosed herewith six (6) paper copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, through this letter, we are simultaneously informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal requests

> that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

A copy of the Proponent's cover letter and Proposal is attached to this letter as Exhibit A.

Background

On May 2, 2011, the Company received the Proposal and accompanying correspondence for inclusion in the 2011 Proxy Materials. The 2011 annual meeting of stockholders is scheduled to be held on or about October 21, 2011. The Company intends to file the 2011 Proxy Materials with the Commission on or about September 1, 2011.

The Company historically has had and continues to have a management succession plan that includes both long-term and emergency succession guidelines for the chief executive officer ("CEO") position as well as for other senior management roles. The Board, with the assistance of the Compensation Committee of the Board, is charged with overseeing the Company's process for executive talent development and CEO succession planning. Pursuant to the Company's Compensation Committee Charter, updated as of June 2010, it is the responsibility of the Compensation Committee to "review and assist with the development of executive succession plans and to consult with the chief executive officer regarding the selection of senior executives." Pursuant to the Company's Statement of Corporate Governance, updated as of April 2011, the Company's CEO evaluation and succession planning process is described as follows:

> The Compensation Committee is responsible for reviewing and approving goals and objectives relevant to the compensation of the Company's Chief Executive Officer (the "CEO"), evaluating the performance of the CEO in light of the goals and objectives and recommending to the Board the compensation of the CEO based on such evaluation. The Board plans for succession to the position of CEO of the Company, which involves consideration of its policies and principles regarding selection and performance review of

the CEO, and plans for succession in the event of an emergency or the retirement of the CEO. To assist the Board, the CEO shall provide the Compensation Committee and the Board with an assessment of members of senior management and their succession potential. The Compensation Committee shall report the results of these assessments to the Board.

The CEO Succession Plan and Planning Process

The Company began disclosing its CEO succession plan in 2005 in our Statement of Corporate Governance, which is posted on our web site. The Board periodically reviews our CEO succession plan and planning process. Pursuant to the CEO succession plan, the Board, with the assistance of the Compensation Committee:

- reviews the Compensation Committee report on succession planning efforts at least annually;
- assures that the Company has in place appropriate steps to address emergency CEO succession planning in the event of extraordinary circumstances; and
- assures that the Company has in place succession planning for key executives to ensure continuity in senior management, including the identification of potential candidates developed in partnership with the CEO and executive management.

Furthermore, the Compensation Committee:

- reviews goals and objectives relevant for evaluating CEO performance; and
- formally reviews recommendations and evaluations of potential successors with the CEO or other members of senior management, including any development needs and development progress with respect to specific individuals.

As part of the Company's on-going efforts to maintain governance best practices, the Board is considering an amendment at its meeting on June 16, 2011 to the Statement of Corporate Governance to include a sentence clarifying the Board's current practice, which is that "The Board shall review succession planning at least annually."

Furthermore, the Company intends to provide a description of our CEO succession plan and planning process annually to stockholders in the Company's proxy materials for its annual meeting of stockholders beginning with the 2011 Proxy Materials. The proposed disclosure would document the Company's current CEO succession plan and planning process and is expected to read substantially as follows:

Chief Executive Officer Succession Planning

Our Board, with the assistance of our Compensation Committee, oversees Chief Executive Officer succession planning. As set forth in our Statement of Corporate Governance, our Board, in coordination with the Compensation Committee, also sees that our company has in place appropriate steps to address emergency Chief Executive Officer succession planning in the event of extraordinary circumstances.

As part of the Chief Executive Officer continuity succession planning, our Chief Executive Officer provides recommendations and evaluations to the Compensation Committee of members of senior management and their succession potential to the Chief Executive Officer position. Our Compensation Committee reviews potential internal candidates with our Chief Executive Officer or other members of senior management as our Compensation Committee considers appropriate, which review includes development needs and developmental progress with respect to specific individuals. Directors engage with potential internal candidates at Board and committee meetings and periodically in less formal settings to allow personal assessment of candidates by our directors. Further, our Compensation Committee periodically reviews the overall composition of the qualifications, tenure and experience of our senior management.

Our Compensation Committee reports on its succession planning efforts to the full Board, and the full Board reviews succession planning at least annually at a regularly scheduled Board meeting.

Our emergency Chief Executive Officer succession planning enables the Company to respond to an unexpected vacancy in the Chief Executive Officer position while continuing the safe and sound operation of our company and minimizing any potential disruption or loss of continuity to our company's business and operations, including in the case of a major catastrophe.

Basis for Exclusion

The Company believes that the Proposal may be properly omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018 (May 21, 1998)* ("1998 Release"). The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release (confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (August 16, 1983)* ("1983 Release")). In the 1983 Release, the Commission noted that the "previous formalistic application (i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies) of (Rule 14a-8(i)(10)) defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Securities Exchange Act Release No. 34-12598 (July 7, 1976)* ("1976 Release") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff has granted no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February

17, 2006) and *MacNeal-Schwendler Corporation* (April 2, 1999). In applying the "substantially implemented" standard, the Staff does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (March 29, 1999). Furthermore, the Staff has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). "[A] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991) ("*Texaco*"). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).

In 2010, Bank of America Corporation ("Bank of America") received a stockholder proposal (the "2010 Proposal"), substantially similar to the Proposal, for inclusion in its proxy materials. Bank of America submitted a no-action letter to the Staff seeking to exclude the 2010 Proposal under Rule 14a-8(i)(10), arguing that the 2010 Proposal was both substantially implemented and fully effected based on the fact that Bank of America already adopted a CEO succession plan and that the CEO succession plan was disclosed in its Corporate Governance Guidelines and proxy materials. *See Bank of America Corporation* (March 2, 2010) ("2010 Bank of America Letter"). Specifically, at the time of the submission of the 2010 Bank of America Letter, Bank of America's Corporate Governance Guidelines included a reference to the responsibility of the board and the corporate governance committee to "annually review the succession plan for the positions of the Chief Executive Officer and other key executives to ensure continuity in senior management." Bank of America's proxy materials for the previous four years stated that the key responsibilities of the board of directors and its committees included, among other things, "creating a succession plan for the position of Chief Executive Officer and reviewing succession plans for other executive officers and senior management." Bank of America's proxy materials also stated that the independent lead director regularly communicates with the Chief Executive Officer on a variety of issues including succession planning. In the 2010 Bank of America Letter, the Staff concluded it was unable to grant no-action relief.

After the Staff's denial of no-action relief for the 2010 Bank of America Letter, in December 2010, Bank of America amended its Corporate Governance Guidelines to include a more comprehensive description of Bank of America's management succession planning policies (the "Amended Corporate Governance Guidelines"). The Amended Corporate Governance Guidelines described Bank of America's management succession planning policies as follows:

> ***Management Succession Planning.*** The Board, in coordination with the Corporate Governance Committee, shall assure that the Company has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances, CEO continuity succession planning, and succession planning for key executives to ensure continuity in senior management. The CEO, in coordination with the Global Human Resources Officer, shall periodically make recommendations and evaluations of potential successors, including a review of any development plans

> recommended for such individuals, to the Corporate Governance Committee. The Company's succession plan for key executives shall include the identification of potential candidates, developed in partnership with the CEO and executive management. The Board shall review succession planning at least annually.

In 2011, Bank of America received another stockholder proposal substantially similar to the Proposal (the "2011 Proposal"). Again, Bank of America submitted a no-action letter to the Staff seeking to exclude the 2011 Proposal under Rule 14a-8(i)(10), arguing that the 2011 Proposal was both substantially implemented and fully effected based on the fact that Bank of America already adopted a CEO succession plan and citing the additional disclosure in the Amended Corporate Governance Guidelines. In addition, Bank of America stated that it planned to report on succession planning in its 2011 proxy materials. In contrast to its decision in the 2010 Bank of America Letter, the Staff determined that it would not recommend enforcement action if Bank of America omitted the 2011 Proposal from its proxy materials in reliance on Rule 14a-8(i)(10). *See Bank of America Corporation* (March 4, 2011) ("2011 Bank of America Letter").

The Company respectfully submits that like the 2011 Bank of America Letter, the Company should be granted no-action relief pursuant to Rule 14a-8(i)(10) because the Proposal is both substantially implemented and fully effected. The Company has already adopted a CEO succession plan and a comprehensive description of our CEO succession plan and planning process is already included in our Statement of Corporate Governance, which is publicly available on our corporate web site. Like Bank of America's description of its CEO succession plan disclosed in the Amended Corporate Governance Guidelines and described in the 2011 Bank of America Letter, the description of our CEO succession plan and planning process is substantially similar in scope and detail and is far more comprehensive than the description of CEO succession plan described in the 2010 Bank of America Letter. In addition, like Bank of America, the Company intends to provide a description of our CEO succession plan and planning process annually to our stockholders in our proxy materials for our annual meeting of stockholders beginning with the 2011 Proxy Materials. Accordingly, application of Commission and Staff standards to the Proposal supports the Company's conclusion that the Proposal has been substantially implemented, and therefore should be excluded from the Company's 2011 Proxy Materials.

Furthermore, the Company believes that it has not only substantially implemented the Proposal but also fully effected it in all respects. This is clearly illustrated by the following line-by-line comparison of the Company's succession planning policy and the Proposal.

<u>The Proposal</u>	<u>Company's Succession Planning Policy</u>
Amend the Corporate Governance Guidelines to disclose a written and detailed succession planning policy.	The Company's Statement of Corporate Governance, which is publicly available on the Company's web site at http://www.newscorp.com/corp_gov/socg.html, already includes a detailed discussion of the

The Proposal	Company's Succession Planning Policy
	Company's succession planning policy.
Adopt and disclose a written and detailed succession planning policy.	In addition to the disclosure already included in the Company's Statement of Corporate Governance, the Company intends to provide disclosure about the CEO succession plan and planning process in our 2011 Proxy Materials.
The Board of Directors will review the plan annually.	The Board currently reviews the Compensation Committee's report on CEO succession at least annually and is currently considering an amendment to our Statement of Corporate Governance to clarify that the Board reviews the Company's succession plan at least annually.
The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates.	As already disclosed in the Company's Statement of Corporation Governance, the Board, with the assistance of the Compensation Committee, already plans for succession to the position of CEO of the Company, which involves consideration of its policies and principles regarding selection and performance review of the CEO. The Compensation Committee reviews and approves goals and objectives relevant to the compensation of the Company's CEO, evaluates the performance of the CEO in light of the goals and objectives and recommends to the Board the compensation of the CEO based on such evaluation. Furthermore, the Compensation Committee and the Board assess members of senior management for their succession potential.
The Board will identify and develop internal candidates.	As already disclosed in the Company's Statement of Corporation Governance, in coordination with the Board, the Compensation Committee already reviews potential internal candidates with the CEO or other members of senior management, which review includes development needs and developmental progress with respect to specific individuals.

The Proposal	Company's Succession Planning Policy
	Directors engage with potential internal candidates at Board and committee meetings and periodically in less formal settings to allow personal assessment of candidates by Company directors.
The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually.	As already disclosed in the Company's Statement of Corporation Governance, to ensure continuity in senior management, the Board, in coordination with the Compensation Committee, already sees that the Company has in place appropriate steps to address succession in the event of an emergency or the retirement of the CEO. Furthermore, the Board reviews succession planning at least annually and is considering an amendment to the Company's Statement of Corporate Governance to make this clear.
The Board will annually produce a report on its succession planning to shareholders.	The Company intends to report on succession planning in its annual proxy materials, beginning with its 2011 Proxy Materials.

As indicated in the chart above, the Company's actions and CEO succession plan and planning process compare favorably with the Proposal. As noted in the 1976 Release, the Proposal should be excluded to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." If the Proposal was included in the Company's 2011 Proxy Materials and approved by a majority of stockholders, the Company believes that there would be no further action to take in order to implement the Proposal. As with the Staff precedent from the 2011 Bank of America Letter discussed above, the Company's "particular policies, practices and procedures compare favorably with the guidelines" of the Proposal. *Texaco*.

In the supporting statement, the Proponent states, "[o]ur proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure that shareholders have clarity that succession will be handled appropriately." The Company has already fulfilled the Proponent's goal. It seems clear that the essential objective of the Proposal has been satisfied. The requirements of the Proposal have been fully effected and not just substantially implemented. The Company does not believe that any meaningful gap exists between the Proposal and the current CEO succession plan and planning process of the Company. The Company has sought to develop policies, practices and procedures that contain "several specific best practices in order to ensure that shareholders have clarity that succession will be handled appropriately" as sought by the Proposal. The Company believes that its current policy satisfactorily addresses the concerns of the Proponent and satisfies the requirements of the Proposal. Because the Proposal has been substantially implemented, it may properly be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10).

[Intentionally Left Blank]

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff provide that it will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,



Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura Cleveland, News Corporation
Legal & General Assurance (Pensions Management) Limited
Jennifer Walmsley, Hermes Equity Ownership Services
Cornish F. Hitchcock, Hitchcock Law Firm PLLC

Exhibit A


Legal &
General

Direct Tel +44 20 3124 3000
Direct Fax +44 20 3124 2550
E-Mail
Date 27 April 2011

Investment Management
One Coleman Street
London
EC2R 5AA

Ms Laura A Cleveland
Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York
NY 10036
USA

VIA COURIER

Dear Ms Cleveland,

Re: Shareholder Proposal for 2011 Annual Meeting

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that News Corporation plans to circulate to shareholders in anticipation of the 2011 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's corporate governance.

L&G is working with our client, Hermes Equity Ownership Services, on this matter, and we would be very interested in having a dialogue with the Company about the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of News Corp. Class B common stock for more than one year and plans to continue ownership through the date of the 2011 annual meeting, which a representative is prepared to attend. These shares are held by Citibank and a letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. In addition, we would be grateful if you could please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 1200 G Street, NW, Suite 800, Washington, DC 20005, telephone: (202) 684-6610, e-mail: conh@hitchlaw.com.

Yours sincerely,

Signed for and on behalf of
Legal & General Assurance (Pensions Management) Limited

Resolved: That the shareholders of News Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure that shareholders have clarity that succession will be handled appropriately. We urge shareholders to vote **FOR** our proposal.

Steve Hare
Vice President

Citigroup Centre,
Canada Square, Canary Wharf
London E14 5LB United Kingdom

T +44 (0)20 7986 4000
F +44 (0)20 7986 2266
steven.hare@citi.com



27 April 2011

Ms. Laura A. Cleveland
Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York,
NY 10036
USA

Via courier

Re: Shareholder proposal for 2011 Annual Meeting

Dear Ms. Cleveland,

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G") to News Corporation.

This will confirm that on the date L&G submitted that proposal, L&G beneficially held 12,229 shares of News Corporation Class B common stock through Citibank under the account name "L&G PENS MGT N AMER INDEX FUND DES E in DTC Citi 908 a/c 201820" and that L&G continuously held more than $2000 worth of News Corporation Class B common stock for more than one year prior to that date.

Yours sincerely

Steve Hare
Vice President
Section Manager
London Client Services GTS Client Delivery EMEA